SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-4694

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RR Donnelley Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

R.R. Donnelley & Sons Company

111 S. Wacker Drive

Chicago, Illinois 60606-4301

REQUIRED INFORMATION

Attached hereto are the RR Donnelley Savings Plan (formerly Donnelley Deferred Compensation and Voluntary Savings Plan) audited financial statements for the fiscal years ended December 31, 2010 and 2009, and supplemental schedule of assets held (at end of year) for the fiscal year ended December 31, 2010. All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

RR Donnelley Savings Plan

December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of the

RR Donnelley Savings Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of R.R. Donnelley Savings Plan (the “Plan”) as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended are in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of R.R. Donnelley Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BAKER TILLY VIRCHOW KRAUSE, LLP

Chicago, Illinois

June 23, 2011

RR DONNELLEY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2010	2009
ASSETS
Plan investments in RR Donnelley Savings Plan
Master Trust, at fair value	$2,069,375,950	$1,885,431,834

Notes receivable from participants	50,262,475	45,428,489

Total assets	2,119,638,425	1,930,860,323

LIABILITIES
Accrued expenses and other liabilities	2,772,151	285,640

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,116,866,274	1,930,574,683

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,612,183)	6,424,040

NET ASSETS AVAILABLE FOR BENEFITS	$2,106,254,091	$1,936,998,723

The accompanying notes are an integral part of these financial statements

RR DONNELLEY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(EMPLOYER IDENTIFICATION NUMBER 36-10044130, PLAN NUMBER 003)

	2010	2009
ADDITIONS TO NET ASSETS:
Investment income
Interest income on notes receivable from participants	$2,369,331	$2,676,257
Plan interest in net investment income from RR Donnelley Savings Plan Master Trust	203,381,851	317,108,799

Total investment income	205,751,182	319,785,056

Contributions
Employer contributions	182,213	306,864
Participant contributions	93,555,392	95,547,447
Rollover contributions	1,733,108	1,308,607

Total contributions	95,470,713	97,162,918

Total additions	301,221,895	416,947,974

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	127,577,297	137,381,686
Administrative expenses	4,389,230	2,498,906

Total deductions	131,966,527	139,880,592

Net increase	169,255,368	277,067,382

NET ASSETS, BEGINNING OF YEAR	1,936,998,723	1,659,931,341

NET ASSETS, END OF YEAR	$2,106,254,091	$1,936,998,723

The accompanying notes are an integral part of these financial statements.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 and 2009

NOTE 1 – PLAN DESCRIPTION

The following brief description of the RR Donnelley Savings Plan (the “Plan”) of R.R. Donnelley & Sons Company (the “Company”) is provided for general information only. Effective September 1, 2008, (i) the name of the Plan was changed from the Donnelley Deferred Compensation and Voluntary Savings Plan to the RR Donnelley Savings Plan and (ii) the Moore Wallace North America, Inc. Savings Plan was merged into the Plan. Refer to the Summary Plan Description or the Plan document for more complete information. The Plan was established to allow employees to save for retirement on a tax-advantaged basis. It is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and it is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by a committee established per the terms of the Plan.

Administration

All of the Plan assets are held in the RR Donnelley Savings Plan Master Trust (“the Master Trust”), formerly known as the Donnelley Deferred Compensation & Voluntary Savings Plan Master Trust. The Charles Schwab Trust Company was trustee of the Master Trust and The Bank of New York Mellon was custodian as of December 31, 2009. Effective January 1, 2010, the administrative and record keeping services were transferred from The Charles Schwab Trust Company to Aon Hewitt, LLC and The Bank of New York Mellon became trustee (“the Trustee”) and custodian of the Master Trust. The Charles Schwab Trust Company is the asset custodian of the self-directed/managed accounts.

Administrative Expenses

Administrative expenses paid by the Plan include recordkeeping fees, investment consulting fees, and most other administrative fees, including various printing and postage charges. Expenses paid by the Company include audit fees, legal fees, and some other administrative fees.

Eligibility

Generally, all employees of the Company and its U.S. subsidiaries are eligible to become Plan members (“participants”), unless they are part of a bargaining unit that does not participate in the Plan. There are currently no service or age requirements for participation in the Plan. Employees become eligible to participate in the Plan on the first day of employment with the Company or one of its participating affiliates and can enroll as soon as administratively practicable thereafter.

Contributions

Participants may elect to make before-tax and after-tax contributions under the Plan. Subject to certain limitations, the contribution election percentages allowed are from 1% - 85% of pay for both before-tax and after-tax, and the total of both elections cannot exceed 85% of pay. Effective January 1, 2011, the Plan made available Roth contributions and began to accept rollover contributions of designated after-tax Roth contributions.

Effective January 1, 2009, the Company suspended all regular matching contributions, except with respect to members of certain collective bargaining units. In addition, the Plan permits the Company to provide a discretionary matching contribution to certain employees. For the 2009 and 2010 Plan years, no discretionary matching contributions were approved. Matching contributions are contributed to the Master Trust in cash and invested according to the participant’s current investment elections.

Participants may also roll over amounts to the Plan that was distributed from certain types of retirement plans and accounts.

Before-tax and after-tax contributions are funded by payroll deductions and must be made in whole percentages of employee eligible earnings. Earnings of the Plan, as well as before-tax contributions and matching contributions to the Plan, generally are not taxable to the participants until withdrawn.

Participants can change investment elections and contribution allocations on a daily basis.

Participants may invest up to 20% of their account balance and up to 20% of their current contributions in the Company Stock Fund, and may shift their contributions into and out of the Company Stock Fund at any time.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 and 2009

NOTE 1 – PLAN DESCRIPTION (continued)

Vesting

Except with respect to certain members of collective bargaining units, participants are 100% vested with respect to all contributions and earnings of the Plan.

Notes Receivable from Participants

Participants are permitted to borrow up to the lesser of 50% of their before-tax, after-tax, Roth, matching and rollover account balance, or $50,000, reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. Prior to August 1, 2006, participants were allowed two outstanding loans. Effective August 1, 2006, the Plan was amended to allow only one outstanding loan for a maximum loan period of four and a half years. Existing loans established prior to August 1, 2006, were grandfathered into the amended plan. The loans are secured by the balance in the participants’ accounts and bear interest at a rate equal to 1% over the prime rate, as published in the Wall Street Journal. The interest rate for the loans during 2010 ranged from a low of 2.34% to a high of 11.00%. The participant pays an administrative fee of $100 to the Plan’s record keeper, Aon Hewitt, LLC, at the inception of the loan.

Benefit Payments and Withdrawals

The value of a participant’s account may be distributed on retirement or other termination of employment or, subject to certain limitations, on the participant’s incurrence of a financial hardship, death or attainment of age 59.5. Special distribution rules apply to terminated employees on attainment of age 70.5. A participant may withdraw his or her after-tax contributions and rollover contributions at any time. As soon as practicable after a distribution or withdrawal is requested, payment will be made in a lump-sum cash amount or, in certain limited circumstances, in the form of Company stock.

Investment Options

The investment options provided under the Plan are as follows:

Target Date Funds—funds with diversified portfolios comprised of the core investment options available in the Plan. The Target Date Funds are designed to offer a simple investment solution and, except for the Conservative Income Fund, automatically reduce exposure to equities as the participant ages based on an assumed retirement age between 63 and 67, inclusive. They are funds that use professionally designed investment strategies and invest in the core investment options within the Plan.

Stable Value Fund—the primary objective of the Stable Value Fund is to preserve principal while maintaining liquidity through investing in fixed income securities.

Fixed Income Index Fund—this fund seeks to match the Barclays Capital Aggregate Bond Index.

Fixed Income Core Plus Fund—this fund seeks to outperform the Barclays Capital Aggregate Bond Index through investing in U.S. and non-U.S. fixed income securities.

Large Cap Core Index Fund—this fund seeks investment results that parallel the performance of the unmanaged Standard & Poor’s 500 Index.

Large Cap Value Fund—this fund seeks to provide long-term returns in excess of the Russell 1000 Value Index.

Large Cap Growth Fund—this fund seeks to outperform the Russell 1000 Growth Index through investing in large capitalization growth-oriented U.S. equities.

Small Cap Core Index Fund—the primary objective is to match the risk and return characteristics of the Russell 2000 Index.

Small Cap Value Fund—this fund seeks to outperform the Russell 2000 Value Index through investing in small capitalization value-oriented U.S. equities.

Small Mid Cap Growth Fund—the objective of this fund is to outperform the Russell 2500 Growth Index through investing in small- to mid- capitalization growth-oriented U.S. equities.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 and 2009

NOTE 1 – PLAN DESCRIPTION (continued)

International Core Index Fund—the fund’s objective is to match the MSCI EAFE Index.

International Equity Core Plus Fund—the objective of this fund is to outperform the MSCI EAFE Index through investing in non-U.S. equities.

Company Stock Fund—consists primarily of RR Donnelley common stock and cash.

TRASOP Fund—maintains unitized accounting and consists exclusively of shares of R.R. Donnelley & Sons Company common stock and cash.

Self-Directed Brokerage Account—participants can direct some or all of their account balance under the Plan into mutual funds, stocks, or bonds, invested at the participant’s discretion.

The following three new investment options were added October 1, 2010 to offer diversification opportunities beyond the Plan’s current stable value, fixed income, and equity investment options and to provide additional ways to seek protection against inflation. These options are the following:

Real Estate Investment Trust (REIT) Fund—this investment option invests in real estate investment trusts, which are companies that either own and operate, or finance, income-producing real estate and must pay out in dividends at least 90% of their profits annually.

Treasury Inflation Protected Securities (TIPS) Index Fund—this investment option permits participants to invest in inflation-indexed Treasury bonds (TIPS) issued by the U.S. government and seeks to match the Barclays U.S. TIPS Index.

Diversified Real Asset (DRA) Fund—this investment option invests in commodities (e.g. energy, agricultural/animal products, precious metals), as well as TIPS, REITS, and other asset classes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accounts of the Plan are maintained on the accrual basis of accounting. The Plan has evaluated subsequent events through June 23, 2011, which is the date that the financial statements were approved and available to be issued, for events requiring recording or disclosure in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments held in the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

Plan Distributions

Benefit payments to participants are recorded upon distribution. The trustee uses a distribution account to make all benefit payments. Amounts are transferred from the participant’s investment fund(s) to this account as directed by the Plan administrator.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 and 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Plan provides various options for investing in securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which requires additional disclosures regarding transfers between Level 1, 2 and 3 of the fair value hierarchy, as well as a more detailed reconciliation of recurring Level 3 measurements. Certain aspects of ASU 2010-06 were effective and adopted by the Plan for the period ended December 31, 2010. However, this adoption did not have and is not expected to have a material impact on the Plan’s Statements of Net Assets Available for Benefits or the Statements of Change in Net Assets Available for Benefits.

In February 2010, the FASB issued Accounting Standards Update No. 2010-09 “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09”), which amends the Subsequent Events Topic by no longer requiring an SEC filer to disclose the date through which subsequent events have been evaluated. The Plan has evaluated subsequent events through the date that the financial statements were approved and available to be issued, for events requiring recording or disclosure in the Plan’s financial statements.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25 “Plan Accounting- Defined Contribution Pension Plans (Topic 962): Amendments to Reporting Loans to Participants by Defined Contribution Pension Plans” (ASU 2010-25”), which amends the classification of participant loans from investments to notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 was effective and adopted by the Plan as of December 31, 2010 and resulted in a reclassification on the Plan’s Statements of Net Assets Available for Benefits and the Fair Value Measurements disclosure (Note 6).

Reclassification

For comparability, certain 2009 amounts have been reclassified to conform to classifications adopted in 2010.

NOTE 3 – PLAN MERGERS/BATCH ROLLOVERS

The RR Donnelley Savings Plan did not merge with any other plan during 2009 or 2010. Employees with account balances in the terminated Bowne Savings Plan were permitted to rollover their account balances from the Bowne Savings Plan into the RR Donnelley Savings Plan commencing on December 31, 2010. A batch rollover of some of those account balances was effective on January 27, 2011, in the amount of $74,917,093.

NOTE 4 – INVESTMENT IN RR DONNELLEY SAVINGS PLAN MASTER TRUST

As described in Accounting Standards Codification 960, issued by the Financial Accounting Standards Board, “Plan Accounting – Defined Benefit Pension Plans” (“ASC 960”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the ASC, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The amounts relating to the investment contract fair value, and related adjustment, are broken out in the Statements of Net Assets Available for Benefits and Master Trust detail.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 and 2009

NOTE 4 – INVESTMENT IN RR DONNELLEY SAVINGS PLAN MASTER TRUST (continued)

At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Master Trust was 100% (reflecting the merger described above). Interest and dividends, along with net appreciation (depreciation) in the fair value of investments, are accounted for on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust.

The following table presents the net assets held by the Master Trust at December 31, 2010 and 2009:

	2010	2009
Investments at fair value:
Separate accounts	$1,520,201,418	$1,284,067,533
Collective trust fund	451,483,809	505,664,172
R.R. Donnelley & Sons Company common stock	39,338,008	54,762,089
Common stock and mutual funds	48,509,607	27,100,259

	2,059,532,842	1,871,594,053

Cash and money market funds	7,091,295	11,245,733
Contributions and other receivables	2,751,813	2,592,048

Total assets	2,069,375,950	1,885,431,834

Accrued expenses and other liabilities	2,772,151	285,640

Net assets at fair value	2,066,603,799	1,885,146,194

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,612,183)	6,424,040

Net assets	$2,055,991,616	$1,891,570,234

The following table reconciles the Master Trust net assets presented above to the Master Trust Form 5500 as filed by the Company:

	2010	2009
Net assets	$2,055,991,616	$1,891,570,234
Less: Participant withdrawals payable	(4,312,177)	(326,944)

NET ASSETS PER THE FORM 5500	$2,051,679,439	$1,891,243,290

Investment income of the Master Trust for the years ended December 31, 2010 and 2009, is summarized as follows:

	2010	2009
Net appreciation (depreciation) in fair value of instruments:
Separate accounts	$161,910,793	$235,297,258
Collective trust fund	14,798,739	17,124,175
R.R. Donnelley & Sons Company common stock	(14,675,210)	26,000,870
Self-directed accounts	5,324,879	7,694,454
Dividends and interest	36,022,650	30,992,042

Investment income	$203,381,851	$317,108,799

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 and 2009

NOTE 4 – INVESTMENT IN RR DONNELLEY SAVINGS PLAN MASTER TRUST (continued)

The fair values of the Master Trust’s investments that represent 5% or more of the Master Trust’s net assets, at December 31, 2010 and 2009, are summarized as follows:

	2010		2009
Galliard Stable Value	451,483,809		505,664,172
AJO Large Cap Value	165,042,491		244,287,258
Arrowstreet International Equity Core	156,384,459		172,059,363
DFA Small Cap Value	99,267,655	*	96,219,669
Frontier Small/Mid Cap Growth	120,600,638		94,860,941
Winslow Large Cap Growth	150,965,521		—
PIMCO Fixed Income Core Plus	265,822,746		200,573,558
Vanguard Large Cap Core Index Intech Large Cap Growth	196,776,789 —	**	121,724,132 187,066,825

*	The DFA Small Cap Value Fund asset balance as of December 31, 2010 did not represent 5% or more of the Master Trust’s net assets; however, it is included in this table because the balance of the fund was greater than 5% of the Master Trust’s net assets as of December 31, 2009.
**	The Intech Large Cap Growth Fund was terminated in 2010. However, it is included in this table because the balance of the fund was greater than 5% of the Master Trust’s net assets as of December 31, 2009.

NOTE 5 – GALLIARD STABLE VALUE FUND

The Master Trust, holding the Plan assets, entered into benefit-responsive investment contracts via investment in the Galliard Stable Value Fund, a collective investment fund.

The fund primarily invests in security-backed contracts issued by insurance companies and other financial institutions. A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the fund. The portfolio underlying the contract is maintained separately from the contract issue’s general assets, usually by a third party custodian. The interest crediting rate of a security-backed contract is based on the contract value and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustment to the future interest crediting rate, rather than reflected immediately in the net assets of the fund.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 and 2009

NOTE 5 – GALLIARD STABLE VALUE FUND (continued)

The credit risk of each issuer is evaluated and monitored through Galliard’s credit analysis. The fund requires that each investment contract, and subsequently the issuers of each contract, have at least an “A” rating as of the contract effective date, and that all underlying portfolio assets be rated investment grade at the time of purchase.

The primary variables impacting the future crediting rates of security-backed contracts include:

•	The current yield of the assets underlying the contract;

•	The duration of the assets underlying the contract; and

•	The existing difference between the fair value and contract value of the assets within the contract.

The yield earned by the Galliard fund at December 31, 2010 and 2009 was 2.56% and 3.86%, respectively. This represents the annualized earnings of all investments in the fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the fund at December 31, 2010, or 2009, as applicable.

The yield earned by the fund with an adjustment to reflect the actual interest rate credited to participants in the fund at December 31, 2010 and 2009, was 3.17% and 3.27%, respectively. This represents the annualized earnings credited to participants in the fund divided by the fair value of all investments in the fund at December 31, 2010, or 2009, as applicable.

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than 0%.

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates. The adjustment from fair value to contract value for fully benefit-responsive investment contracts was ($10,612,183) and $6,424,040 for the periods ended December 31, 2010 and 2009, respectively.

Security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations and are paid with a market value adjustment. Events that may trigger a market value adjustment can include the following:

•	Material amendments to the Fund’s structure or administration;

•	Changes to the participating plans’ competing investment options including the elimination of equity wash provisions;

•	Complete or partial termination of the Fund, including merger with another fund;

•	The failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

The redemption of all or a portion of the interests in the Fund held by a participating plan including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan, the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	Any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Funds or participating plans; and

•	The delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 and 2009

NOTE 6 – FAIR VALUE MEASUREMENTS

The Plan adopted Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not change the requirements to apply fair value in existing accounting standards. A summary of the fair value hierarchy under ASC 820 is described below.

Various inputs are used in determining the value of the Plan’s investments. These inputs are summarized in the three broad levels listed below:

Level 1 – Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 –Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy of ASC 820:

Cash equivalents and other assets– Carrying value approximates fair value. Cash and other assets are classified as Level 1.

Collective trust fund – The investment relates to the Galliard Stable Value Fund as discussed in Note 5. Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the contract, and the adjustments to contract value. These adjustments generally represent the contract value less the fair value of the contract, fair value of the underlying portfolio, and accrued interest on the underlying portfolio assets.

The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. As such, these assets are classified as Level 2.

Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments. All funds that are separately managed and not traded on an exchange are classified as Level 2.

U.S. equity securities – Valued at the closing price reported on the active market on which the individual securities are traded. R.R Donnelley Company common stock, including the TRASOP fund, is classified as Level 1 since it is actively traded on the market or exchange. Self-directed brokerage accounts are classified as Level 1.

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts. The Plan invests in various assets in which valuation is determined by NAV. The Plan believes that the NAV is representative of fair value at the reporting date, as there are no significant restrictions on redemption on these investments or other reasons to indicate that the investment would be redeemed at an amount different than the NAV.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

Asset Category	Level 1	Level 2	Level 3	Total
Cash Equivalents:
Cash and other	$9,843,109	$—	$—	$9,843,109

Collective Trust Fund:
Stable Value Fund	—	451,483,809	—	451,483,809

Mutual Funds:
Diversified Real Asset Funds	—	38,806,664	—	38,806,664
Fixed Income Funds	—	349,972,500	—	349,972,500
International Funds	—	238,353,646	—	238,353,646
Large Cap Funds	—	512,784,792	—	512,784,792
Real Estate Investment Trust Funds	—	36,342,097	—	36,342,097
Small Cap Funds	—	167,562,254	—	167,562,254
Small-Mid Cap Funds	—	120,600,637	—	120,600,637
Treasury Inflation Protected Securities Funds	—	55,778,828	—	55,778,828

U.S. Equity Securities:
R.R. Donnelley Stock Funds	34,047,497	—	—	34,047,497
Self-Directed Accounts	48,509,607	—	—	48,509,607
TRASOP Funds	5,290,510	—	—	5,290,510

Total Assets at Fair Value	$97,690,723	$1,971,685,227	$—	$2,069,375,950

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 and 2009

NOTE 6 – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

Asset Category	Level 1	Level 2	Level 3	Total

Cash Equivalents:
Cash and other	$13,837,781	$—	$—	$13,837,781

Collective Trust Fund:
Stable Value Fund	—	505,664,172	—	505,664,172

Mutual Funds:
Diversified Real Asset Funds	—	—	—	—
Fixed Income Funds	—	285,715,674	—	285,715,674
International Funds	—	220,060,210	—	220,060,210
Large Cap Funds	—	553,078,215	—	553,078,215
Real Estate Investment Trust Funds	—	—	—	—
Small Cap Funds	—	130,352,493	—	130,352,493
Small-Mid Cap Funds	—	94,860,941	—	94,860,941
Treasury Inflation Protected Securities Funds	—	—	—	—

U.S. Equity Securities:
R.R. Donnelley Stock Funds	47,337,494	—	—	47,337,494
Self-Directed Accounts	27,100,259	—	—	27,100,259
TRASOP Funds	7,424,595	—	—	7,424,595

Total Assets at Fair Value	$95,700,129	$1,789,731,705	$—	$1,885,431,834

NOTE 7 – TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on November 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code, (the “Code”) including Sections 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator, having consulted with the Plan’s counsel, believes that the Plan and its related trust remain tax-exempt as of the financial statement date. A letter of request for a new determination letter was filed on December 28, 2006. The IRS delivered notice to the Plan administrator that it would not act on the 2006 filing because they had received a more recent application on July 14, 2010, which was required to be filed due to the filing cycle.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of the participants in their account balances will, to the extent not already vested, become 100% vested.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 and 2009

NOTE 9 – RELATED PARTY TRANSACTIONS

At December 31, 2010, the Master Trust held an aggregate of 2,251,598 units of Company common stock in the TRASOP Fund and the Company Stock Fund, which funds are primarily invested in common shares of Company stock with an original cost of $49,055,699 and a market value of $39,335,417. At December 31, 2009, the Master Trust held an aggregate of 6,271,794 units of Company common stock in the TRASOP Fund and the Company Stock Fund, which funds are primarily invested in common shares of Company stock with an original cost of $62,002,356 and a market value of $54,762,090.

These investments qualify as party-in-interest transactions. However, they are exempt from the prohibited transactions rules of ERISA. Certain plan investments are shares of mutual funds managed by The Bank of New York Mellon (the “Trustee”) as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are with the Trustee and are party in interest transactions. These fees are netted against investment income for the years ended December 31, 2010 and 2009.

NOTE 10 – RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Plan Form 5500 as filed by the Company:

	2010	2009
Net Assets Available for Benefits per the financial statements	$2,106,254,091	$1,936,998,723
Less: Participant withdrawals payable	(4,312,177)	(326,944)

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$2,101,941,914	$1,936,671,779

The following is a reconciliation of benefits paid to participants per the financial statements to the Plan Form 5500 for the years ended December 31, 2010 and 2009:

	2010	2009
Benefits paid to participants per the financial statements	$127,577,297	$137,381,686
Add: amounts allocated to withdrawing participants at December 31, 2010 and 2009, respectively	4,312,177	326,944
Less: amounts allocated to withdrawing participants at December 31, 2009 and 2008, respectively	(326,944)	(662,805)

BENEFITS PAID TO PARTICIPANTS PER THE FORM 5500	$131,562,530	$137,045,825

Amounts allocated to withdrawing participants are recorded on the Plan Form 5500 for withdrawals that have been processed and approved for payment prior to December 31st, but not yet paid as of that date.

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Fair Value
*	Notes receivable from participants	$50,262,475 principal amount, interest rates ranging from 2.34% to 11.00%, due through October 22, 2020	*	*	$50,262,475

*	Party-in-interest.
**	Investments are participant directed; therefore, historical cost information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RR DONNELLEY SAVINGS PLAN

By:	/S/ ANNE PEASE
Name:	Anne Pease
Title:	Applicable Administrative Named Fiduciary by virtue of holding the office of Vice President, Benefits, R. R. Donnelley & Sons Company
Date:	June 23, 2011

RR DONNELLEY SAVINGS PLAN

December 31, 2010

Index to Exhibits

EXHIBIT NUMBER

23.1	Baker Tilly Virchow Krause, LLP Consent of Independent Registered Public Accounting Firm – RR Donnelley Savings Plan as of December 31, 2010.